July 2, 2024

Paul Mann
Chief Executive Officer
ASP Isotopes Inc.
1101 Pennsylvania Avenue NW, Suite 300
Washington, DC 20004

       Re: ASP Isotopes Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-41555
Dear Paul Mann:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services